EXHIBIT 10.1
SHAREHOLDER AGREEMENT
SAKS INCORPORATED


Saks Incorporated
750 Lakeshore Parkway
Birmingham, Alabama 35211



June 22, 2000
As amended effective October 2, 2001


Inmobiliaria Carso, S.A. de C.V.
Insurgentes Sur No. 3500
Colonia Pena Pobre, Tlalpan
Mexico, D.F. 14060
Mexico

Dear Sirs:

We understand that Inmobiliaria Carso, S.A. de C.V. ("**Carso**"), collectively with its "affiliates" (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"); all such affiliates, together with Carso, the "**Carso Shareholders**") collectively beneficially own approximately 8.2% of the issued and outstanding common shares, $.01 par value (the "**Common Shares**"), of Saks Incorporated (the "**Company**"). Carso and the Company propose to engage in discussions regarding the establishment of certain business relationships among the Company and one or more affiliates of Carso, which ventures may include developing a Saks Fifth Avenue Internet business in Latin America, establishing Saks Fifth Avenue stores in Latin America; offering an Internet service provider to Saks Fifth Avenue customers, and a crossmarketing initiative between the Company and Telefonos de Mexico, S.A. de C.V.

The Carso Shareholders have indicated their desire to acquire an additional number of Common Shares, in open market purchases, such that the Carso Shareholders may from time to time beneficially own in the aggregate more than 10% but less than 20% of the issued and outstanding Common Shares and, in connection therewith, the Carso Shareholders have requested the Company to take the requisite corporate actions to approve any transactions on the open market that result in Carso becoming an "interested shareholder" for purposes of Section 48-103-205(1) of the Tennessee Business Corporation Act (the "**Tennessee Act**").

In contemplation of their discussions and in consideration of the approval of such transactions by the Company, the Company and Carso agree to the following (it being understood that Carso is, by executing this Agreement, also agreeing to cause each of the Carso Shareholders to comply with the provisions hereof):

1. The Company hereby represents and warrants to the Carso Shareholders that the Company's Board of Directors has approved any future open market transaction that result in the Carso Shareholders becoming an "interested shareholder" as defined in Section 48-103-203(11) of the Tennessee Act, and that such approval is intended to constitute and constitutes approval of any such transactions by the Board of Directors under Section 48-103-205(1) of the Tennessee Act, without regard to whether any of the Carso Shareholders, at any time prior to any such transaction, has been an interested shareholder of the Company.

2. The Carso Shareholders agree that they will not:

    (a)   for so long as the Carso Shareholders beneficially own in the aggregate more than 10% of the issued and outstanding Common Shares, engage in any "business combination" (as that term is defined in Section 48-103-203 of the Tennessee Act) with the Company unless such business combination shall have been approved by the "Continuing Directors" of the Company (as such term is defined in Article X, Section 3F of the Charter of the Company);

    (b)   in any manner acquire, directly or indirectly, any securities of the Company, if as a result of such acquisition the Carso Shareholders would possess "beneficial ownership" (as such term is defined in Rule 13d-3 under the Exchange Act) in the aggregate of 20% or more of the issued and outstanding Common Shares unless such acquisition shall have been approved by the "Continuing Directors" of the Company;

    (c)   make, or in any way participate, directly or indirectly, in any "solicitation" as such term is defined in Rule 14a-1 under the Exchange Act) of security holders of the Company, or seek to advise or influence any person with respect to the voting of, any voting securities of the Company (including advice as to how the Carso Shareholders intend to vote); or

    (d)   form, join or in any way participate in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the Company with any person who is not a Carso Shareholder.

    The provisions of clauses (c) and (d) of this Section 2 shall terminate on the earlier of (i) the first date on which the Carso Shareholders no longer beneficially own in the aggregate more than 5% of the issued and outstanding Common Shares or (ii) the earlier of (A) the first date following June 22, 2003 on which R. Brad Martin is longer serving as Chairman of the Board of the Company, or (B) September 30, 2005.

3.   In the event the Common Shares are exchanged for or converted into equity securities of a person other than the Company, or equity securities of another person are distributed to the shareholders of the Company, then in each such case proper provision shall be made so that:

(a)   The Carso Shareholders will not be under any disability, whether statutory or contractual, with respect to such person, similar to the disability of an interested shareholder under Section 48-103-205(1) of the Tennessee Act; and

(b)   The references to the "Company" in Section 2 of this Agreement shall be deemed also to be references to such other person, and the references to the Tennessee Act shall be deemed also to be references to any such statutory or contractual disability.

4.   The Carso Shareholders represent and warrant to the Company that in the acquisition of Common Shares beneficially owned by the Carso Shareholders as of the date of this Agreement, the Carso Shareholders have relied solely on their own research and on publicly available information relating to the Company, and have not relied on any information provided to the Carso Shareholders by the Company. The Carso Shareholders acknowledge and agree that the Company has no duty arising from this Agreement or otherwise to disclose any information relating to the Company to the Carso Shareholders in connection with any purchase of Common Shares by the Carso Shareholders on the open market, other than the Company's obligation to file reports under the Exchange Act.

5.   The Carso Shareholders agree that, in the event of any breach of the provisions of this Agreement, the Company shall be entitled to equitable relief, including in the form of injunctions and orders for specific performance, in addition to all other remedies available to the Company at law or in equity. No delay or failure by any party hereto in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise of any right, power or privilege hereunder.

6.   This Agreement shall be governed by and construed in accordance with the laws of the State of Tennessee, without regard to the conflict of laws principles thereof.   Each party hereby consents to the non-exclusive jurisdiction of any Federal court or state court located in the State of Tennessee. In addition, each of the parties hereto waives any right to trial by

jury with respect to any action related to or arising out of this Agreement or any transaction contemplated by this Agreement.

If you agree with the foregoing, please sign and return a copy of this letter, which will constitute our agreement with respect to the subject matter of this letter.

Very truly yours,

SAKS INCORPORATED

By: /s/Brian J. Martin
     Name: Brian J. Martin
     Title: Executive Vice President

Accepted and agreed as
of the date written above:

INMOBILIARIA CARSO, S.A. DE C.V.

By:_____
Name:
Title: